Contact

www.linkedin.com/in/mark-george-a5160ba3 (LinkedIn)

Mark George

Regional Vice President at nCino, Inc.
Greater Wilmington Area

Experience

nCino, Inc.
Regional Vice President
January 2020 - Present (5 years 2 months)

Education

Florida State University - College of Business
Finance and Real Estate · (1996 - 1999)

U.S. Army Command and General Staff College
Military Strategic Studies, General · (2011 - 2012)

Marine Corps University (Expeditionary Warfare School)
Advanced Military and Operational Studies · (2006 - 2007)